EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Year Ended December 31,
(in millions)	2012	2011	2010	2009	2008
Fixed Charges:
Interest expense	$428	$478	$592	$527	$567
Capitalized interest	13	13	5	8	10
Portion of rental expense which represents interest factor	215	227	211	89	84
Total Fixed Charges	$656	$718	$808	$624	$661

Earnings Available for Fixed Charges:
Pre-tax income	$1,348	$1,565	$815	$627	$(79)
Distributed equity income of affiliated companies	62	63	41	16	60
Add: Fixed charges	656	718	808	624	661
Less: Capitalized interest	(13)	(13)	(5)	(8)	(10)
Less: Net income-noncontrolling interests	(28)	(33)	(31)	(31)	(35)
Total Earnings Available for Fixed Charges	$2,025	$2,300	$1,628	$1,228	$597

Ratio of Earnings to Fixed Charges	3.09	3.20	2.01	1.97	*

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

Fixed Charges:
Interest expense	$428	$478	$592	$527	$567
Capitalized interest	13	13	5	8	10
Portion of rental expense which represents interest factor	215	227	211	89	84
Total Fixed Charges before preferred stock dividends pre-tax income requirements	656	718	808	624	661
Preferred stock dividends pre-tax income requirements	39	39	35	—	—
Total Combined Fixed Charges and Preferred Stock Dividends	$695	$757	$843	$624	$661

Earnings Available for Fixed Charges:
Pre-tax income	$1,348	$1,565	$815	$627	$(79)
Distributed equity income of affiliated companies	62	63	41	16	60
Add: Fixed charges before preferred stock dividends	656	718	808	624	661
Less: Capitalized interest	(13)	(13)	(5)	(8)	(10)
Less: Net income-noncontrolling interests	(28)	(33)	(31)	(31)	(35)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$2,025	$2,300	$1,628	$1,228	$597

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.91	3.04	1.93	1.97	*

* Earnings for year ended December 31, 2008 were inadequate to cover fixed charges by $64.